Mail Stop 3651

Via U.S. Mail and Facsimile

Thomas J. Kalinske
Chief Executive Officer
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 150
Emeryville, California 94608-1071

        RE: LeapFrog Enterprises, Inc.
                 Form 10-K for the Fiscal Year Ended December 31, 2004
                 From 10-Q for the quarterly period ended March 31, 2005
                 From 10-Q for the quarterly period ended June 30, 2005
                 File No. 001-31396

Dear Mr. Kalinske:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations
Seasonality and Quarterly Results of Operations, page 38
Note 24. Quarterly Financials – Unaudited, page F-30

1. Please revise your disclosure to describe or cross-reference the effects of any
    unusual or infrequently occurring items recognized in any of the quarters that
    have materially affected the comparability of the information presented.   For
    example, we note that you have incurred a significantly greater loss from
    operations and net loss in the first quarter of fiscal year 2004 versus the first
    quarter fiscal year 2003 relative to the amount of revenues recognized. See Item
    302(a) (3) of Regulation S-K.

Financial Statements
Consolidated Balance Sheet, page F-3
Consolidated Statements of Cash Flows, page F-6
Note 2. Summary of Significant Accounting Policies, Cash and Cash Equivalents, page
F-9
Note 4. Investments, page F-13

2. We compared the consolidated balance sheet and consolidated statement of cash
    flows for the fiscal year ended December 31, 2003 presented in your Form 10-K
    for the fiscal year ended December 31, 2004 (2004 Form 10-K) and Form 10-K
    for the fiscal year ended December 31, 2003 (2003 Form 10-K) and noted the
    following changes:

    Consolidated Balance Sheet at December 31, 2003

    - The balance for cash and cash equivalents for the same fiscal year ended
      December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-
      K was $69.8 million and $45.3 million, respectively, representing a
      change (i.e., decrease) of $24.5 million.
    - The balance for short-term investments for the same fiscal year ended
      December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-
      K was $42.8 million and $67.3 million, respectively, representing a
      change (i.e., increase) of $24.5 million.

    Consolidated Statement of Cash Flows for the Year Ended December 31, 2003

    - Net cash used in investing activities for the same fiscal year ended
      December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-
      K was ($17.6) million and ($76.2) million, respectively.

- Purchases of short-term investments for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was ($76.1) million and ($171.1) million, respectively.
- Sales of short-term investments for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was $35.7 million and $113.5 million, respectively.

In addition, we note that your definition of cash and cash equivalents in Note 2 to the financial statements presented in your 2003 Form 10-K for the fiscal year ended December 31, 2003 included "highly liquid short-term fixed income municipal securities with an original maturity of 90 days or less" whereas your definition of cash and cash equivalents in Note 2 to the financial statements presented in your 2004 Form 10-K does not include similar language. Based on the foregoing and your disclosure in Note 4, it appears that your financial statements for the year ended December 31, 2003 as presented in your 2003 Form 10-K erroneously reflected $24.5 million of short-term securities (i.e., auction rate municipal securities) in cash and cash equivalents. Considering the significance of this amount, we note that you make no mention of this significant change in your financial statements. Although auction rate securities are considered highly liquid because of the auction process, these securities do not meet the definition of cash equivalents set forth in paragraphs 8 and 9 of SFAS No. 95 since they have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings. In this regard, please revise the notes to your financial statements in accordance with paragraph 37 of APBO No. 20 to accurately disclose the nature and extent of the error that was made in the financial statements included in your previously issued 2003 Form 10-K. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. Finally, where applicable, please revise your 2005 Form 10-Qs to adequately address the above comment.

3. We note from your balance sheet that short-term investments have decreased significantly in comparison to the December 31, 2003 comparable balance. Given the decreasing significance of your short-term investments, please revise your footnote disclosure to include the information required by paragraph 21 of SFAS No. 115.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 15. Legal Proceedings
Stockholder Class Actions, page 10

4. We note from your disclosure that there are several shareholder class actions filed against you and certain current and former officers and directors (i.e. the "March

31, 2005 order," the "Parnassus complaint," and the "Gentry Complaint"). To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters, the potential range of loss to which you are exposed in connection with these matters, and the amounts of any accruals that have been established. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5. If you are unable to provide an estimate of the possible loss or range of loss, please revise your disclosure to explain why and state that an estimate cannot be made as required by paragraph 10 of SFAS No.5.

As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Katherine Mathis, at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: William B. Chiasson, Chief Financial Officer
(510) 420-5004